Exhibit 99.1

China Automotive Systems Reports Record Earnings Per Share and Net Sales in 2025

WUHAN, China, April 22, 2026 -- China Automotive Systems, Inc. (NASDAQ: CAAS) (“CAAS” or the “Company”), a leading power steering components and systems supplier in China, today announced its unaudited financial results for the fourth quarter and the audited results for the fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Net sales increased by 21.4% year-over-year to $229.2 million

•	Gross profit increased by 79.8% to $53.0 million from $29.5 million. Gross margin of 23.1% compared to 15.6% in the fourth quarter of 2024

•	Operating income grew 108.0% to $18.1 million, compared with $8.7 million in the fourth quarter of 2024

•	Net income attributable to parent company’s common shareholders was $18.4 million, or diluted net income per share of $0.61, compared to net income of $9.1 million, or diluted net income per share of $0.30 in the fourth quarter of 2024.

Fiscal Year 2025 Highlights

•	Net sales increased by 17.6% to an annual record of $765.7 million compared to $650.9 million in 2024; Net sales of EPS product grew by 25.5%

•	Gross profit increased by 33.2% to $145.5 million compared to $109.2 million in 2024. Gross margin increased to 19.0%, compared with 16.8% in 2024

•	Operating income increased by 33.2% to $53.6 million from $40.3 million in 2024

•	Diluted net income per share increased by 43.4% to a record $1.42 in 2025 compared to $0.99 in 2024

•	Total cash and cash equivalents, pledged cash, short-term investments and long-term time deposit were $256.7 million at year end

•	Net cash flow provided by operating activities was $111.6 million in 2025, compared with $9.8 million in 2024

•	Capex was $37.2 million, compared with $43.7 million in 2024.

Mr. Qizhou Wu, Chief Executive Officer of CAAS, commented, “The 2025 year was marked by higher sales growth, improved profitability, strengthened finances, higher cash flow from operations and organizational changes. Our traditional hydraulic steering products grew by 12.6% in 2025 as our more advanced electric power steering (“EPS”) grew by 25.5%. Domestically, our steering product sales benefitted as Chinese branded vehicles continued to experience higher sales and capture more market share.”

“Our strategy of selling a broad portfolio of steering products into multiple markets resulted in a range of sales growth both domestically and internationally. In our major market segments, we achieved higher sales in all except for sales to Chery Auto. Our operations in Brazil reported stronger sales growth and demand in North America improved. The high quality and performance enhancements of our steering products provide the impetus to be a tier-1 supplier to large global OEM customers in North America, Europe, Asia and South America.”

“Improved profitability reflected the ongoing success of our transition to higher technology-focused steering products and improved manufacturing activities. In 2025, our Jingzhou Henglong subsidiary won its first R-EPS product order from a large, well-known European automobile producer. Also, Shashi Jiulong’s L2+ standard electro-hydraulic steering system entered mass production in 2025. This system utilizes cutting-edge electro-hydraulic control technology; a power steering system used in heavy-duty vehicles that utilizes both hydraulic power and electronic controls to assist with steering. The Company also launched its active rear-wheel steering using its ball screw and nut mechanisms to provide the ability to adapt steering strategies to different vehicle speeds, boosting our ADAS capabilities. Another subsidiary, Hyoseong (Wuhan) Motion Mechatronics System Co. Ltd., finalized its new 115–platform steering motor production line, to support the CAAS eRCB commercial vehicle program. Our Hubei Henglong subsidiary entered into a strategic cooperation with KYB-UMW Sdn Bhd in Malaysia to develop a regional manufacturing and supply system for ASEAN markets. In 2025, our subsidiary, Shashi Jiulong Power Steering Gears Co., Ltd (“Shashi Jiulong”), won customer awards and accolades from two major vehicle OEM customers, Beiqi Foton Motor, and Shaanxi Automobile Heavy Truck.”

“In September 2025, we announced the completion of our merger to redomicile the Company as a Cayman Islands company. We believe this action will pave the way for CAAS to better position itself as a global company as this move enables us to shift resources and focus more on operations, product development and global sales. Part of our changes will include reporting sales and operational results on a six-month reporting cycle.”

Mr. Jie Li, Chief Financial Officer of CAAS, commented, “Our record sales and net profits generated much higher cash flow from operations and free cash flow in 2025. Cash and cash equivalents, pledged cash and short-term investments and long-term time deposit rose to $256.7 million at year end with net cash approaching $169.7 million. We look forward to reaping the savings, greater flexibility and benefits of our redomiciliation.”

Fourth Quarter of 2025

In the fourth quarter of 2025, net sales increased by 21.4% to $229.2 million compared to $188.7 million in the same quarter of 2024. The net sales increase was mainly due to a change in the product mix and higher demand for passenger automobiles and commercial vehicles in the fourth quarter of 2025 compared to the fourth quarter of 2024. Additionally, export sales increased during the fourth quarter of 2025.

Gross profit increased by 79.8% to $53.0 million from $29.5 million in the fourth quarter of 2024. Gross margin in the fourth quarter of 2025 rose to 23.1% compared to 15.6% in the fourth quarter of 2024, primarily due to changes in product mix.

Selling expenses were $5.0 million in the fourth quarter of 2025, compared with $4.8 million in the fourth quarter of 2024. Selling expenses represented 2.2% of net sales in the fourth quarter of 2025, compared to 2.5% in the fourth quarter of 2024.

General and administrative expenses (“G&A expenses”) were $12.2 million in the fourth quarter of 2025, compared to $9.7 million in the same period in 2024. G&A expenses represented 5.3% of net sales in the fourth quarter of 2025, compared to 5.1% of net sales in the fourth quarter of 2024.

Research and development expenses (“R&D expenses”) were $17.8 million compared with $7.8 million in the fourth quarter of 2024. R&D expenses represented 7.8% of net sales in the fourth quarter of 2025, compared to 4.1% in the fourth quarter of 2024.

Operating income was $18.1 million in the fourth quarter of 2025 compared to $8.7 million in the fourth quarter of 2024. Higher gross profit compared with the same period last year was the main driver.

Interest expense was $0.5 million in the fourth quarter of 2025 compared with $1.1 million in the fourth quarter of 2024.

Financial expense was $1.1 million in the fourth quarter of 2025 compared with financial income of $0.8 million in the fourth quarter of 2024.

Income before income tax expenses and equity in earnings of affiliated companies increased by 121.0% to $19.4 million in the fourth quarter of 2025 compared to $8.8 million in the fourth quarter of 2024.

Income tax expense was $1.4 million in the fourth quarter of 2025, compared to income tax benefit of $2.0 million in the fourth quarter of 2024.

Net income attributable to parent company’s common shareholders increased by 103.2% to $18.4 million in the fourth quarter of 2025 compared to net income attributable to parent company’s common shareholders of $9.1 million in the fourth quarter of 2024. Diluted income per share was $0.61 in the fourth quarter of 2025, compared to diluted income per share of $0.30 in the fourth quarter of 2024.

The weighted average number of diluted common shares outstanding was 30,170,702 compared to 30,180,947 in the fourth quarter of 2024.

Fiscal Year 2025

Net sales increased by 17.6% to an annual record of $765.7 million in 2025, compared to $650.9 million in 2024. This increase was mainly due to higher sales and production of passenger vehicles in China, increased vehicle export sales, and commercial vehicle sales in China increasing by approximately 10.9% year-over-year in 2025. Total sales of the Company’s EPS systems increased by 25.5% year-over-year and sales of the traditional steering products increased by 12.6% year-over-year. Henglong’s sales of passenger vehicle steering systems rose by 12.1% year-over-year to $365.3 million in 2025. Jiulong’s sales of commercial vehicle steering systems increased by 28.9% year-over-year to $92.3 million. Brazil Henglong’s net sales grew by 34.7% year-over-year to $68.7 million in 2025. Net sales to North American customers rose by 15.3% year-over-year in 2025 to $121.6 million. EPS sales represented 41.5% of total revenue in 2025 compared to 38.9% in 2024.

Gross profit in 2025 increased by 33.2% year-over-year to $145.5 million compared to $109.2 million in 2024. The gross margin was 19.0% compared with 16.8% in 2024 mainly due to a change in product mix.

Net gain on other sales in 2025 was $3.6 million compared to $4.3 million in 2024.

Selling expenses rose by 15.9% year-over-year to $20.7 million in 2025 from $17.9 million in 2024, mainly due to an increase in marketing and office expenses offsetting lower other expenses. Selling expenses continued to represent 2.7% of net sales in 2025 and 2024.

G&A expenses increased by 7.0% year-over-year to $29.7 million in 2025, compared to $27.7 million in 2024. G&A expenses represented 3.9% of net sales in 2025, compared to 4.3% of net sales in 2024. This expense increase was mainly due to higher personnel and other expenses.

R&D expenses increased by 63.0% year-over-year to $45.1 million in 2025, compared to $27.6 million in 2024. Higher R&D expenses reflected increased personnel expenses due to an acceleration in R&D activities including more investment in traditional product upgrades, advancing EPS technologies and miscellaneous research expenses. R&D expenses were 5.9% of net sales in 2025, compared to 4.2% of net sales in 2024.

Operating income increased by 33.2% year-over-year to $53.6 million in 2025, compared to $40.3 million in 2024. The increase in operating income was mainly due to higher sales and gross profit.

Interest expense was $1.7 million in 2025, compared to $1.8 million in 2024.

Net financial income was $2.4 million in 2025, compared to net financial expense of $0.09 million in 2024. This increase in financial income of $2.4 million was primarily due to an increase in foreign exchange gains due to foreign exchange volatility.

Income before income tax expenses and equity in earnings of affiliated companies increased by 39.1% year-over-year to $61.4 million in 2025 compared with $44.1 million in 2024. The change was primarily due to higher operating income in 2025.

Income tax expense was $11.6 million in 2025 compared to $5.9 million in 2024. This increase was mainly due to higher income before income tax expenses and equity in earnings of affiliated companies, and the effective tax rate in 2025.

Net income attributable to parent company’s common shareholders was a record $42.8 million in 2025 compared to $30.0 million in 2024. Diluted net income per share increased by 43.4% to $1.42 in 2025 compared to $0.99 in 2024.

The weighted average number of diluted common shares outstanding was 30,170,702 in 2025 compared with 30,184,513 in 2024.

Balance Sheet

As of December 31, 2025, total cash and cash equivalents, pledged cash, short-term investments and long-term time deposit were $256.7 million. Total accounts receivable including notes receivable were $361.8 million. Accounts payable including notes payable were $350.3 million. Short-term bank loans were $81.3 million and long-term loans were $5.7 million. Total parent company stockholders’ equity was $401.3 million as of December 31, 2025 compared to $349.6 million as of December 31, 2024. Net cash flow from operating activities was $111.3 million in 2025 compared to $9.8 million in 2024. Cash paid to acquire property, plant and equipment and land use rights was $37.2 million in 2025 compared to $43.7 million in 2024.

Business Outlook

Management provides revenue guidance for the fiscal year 2026 of $810.0 million. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Conference Call

Management will conduct a conference call on April 22, 2026 at 8:00 A.M. EDT/8:00 P.M. Beijing Time to discuss these results. A question and answer session will follow management’s presentation. To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the "China Automotive Systems" conference call with pin 861648:

Phone Number: +1-888-506-0062 (North America)

Phone Number: +1-973-528-0011 (International)

Mainland China Toll Free: +86-400-120-3199

A replay of the call will be available on the Company’s website under the investor relations section.

About China Automotive Systems, Inc.

Based in Hubei Province, the People's Republic of China, China Automotive Systems, Inc. is a leading supplier of power steering components and systems to the Chinese automotive industry, operating through its sixteen Sino-foreign joint ventures and wholly owned subsidiaries. The Company offers a full range of steering system parts for passenger automobiles and commercial vehicles. The Company currently offers four separate series of power steering with an annual production capacity of over 8 million sets of steering gears, columns and steering hoses. Its customer base is comprised of leading auto manufacturers, such as China FAW Group, Corp., Dongfeng Auto Group Co., Ltd., BYD Auto Company Limited, Beiqi Foton Motor Co., Ltd. and Chery Automobile Co., Ltd. in China, and Stellantis N.V. and Ford Motor Company in North America. For more information, please visit: http://www.caasauto.com.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. Our actual results may differ materially from the results described in or anticipated by our forward-looking statements due to certain risks and uncertainties. As a result, the Company's actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 22, 2026, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Any of these factors and other factors beyond our control, could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict, and materially and adversely impact our business, financial condition and results of operations. A prolonged disruption or any further unforeseen delay in our operations of the manufacturing, delivery and assembly process within any of our production facilities could continue to result in delays in the shipment of products to our customers, increased costs and reduced revenue. We expressly disclaim any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.

For further information, please contact:

Jie Li

Chief Financial Officer

China Automotive Systems, Inc.

Email: jieli@chl.com.cn

Kevin Theiss

Investor Relations

+1-212-510-8922

Email: Kevin@awakenlab.com

-Tables Follow –

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$142,001	$56,961
Pledged cash	52,280	44,863
Short-term investments	35,930	27,563
Accounts and notes receivable, net - unrelated parties (Allowance for credit losses of $7,203 and $11,783, respectively)	346,038	329,275
Accounts and notes receivable, net - related parties (Allowance for credit losses of $973 and $1,463, respectively)	15,741	14,224
Advance payments and others, net - unrelated parties (Allowance for credit losses of $79 and $34, respectively)	12,621	10,838
Advance payments and others - related parties	2,118	2,202
Inventories	124,418	112,558
Other assets	7,038	4,154
Total current assets	738,185	602,638
Non-current assets:
Property, plant and equipment, net	133,548	103,820
Land use rights, net	11,656	8,835
Intangible assets, net	3,599	3,417
Operating lease assets	—	94
Long-term time deposits	26,505	40,057
Other receivables, net (Allowance for credit losses of nil and $56, respectively)	987	452
Advance payment for property, plant and equipment - unrelated parties	3,830	2,414
Advance payment for property, plant and equipment - related parties	1,359	6,570
Other non-current assets	4	3,202
Long-term investments	65,515	64,332
Deferred tax assets	16,510	14,748
Total assets	$1,001,698	$850,579

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	$81,341	$72,566
Accounts and notes payable - unrelated parties	334,304	281,065
Accounts and notes payable - related parties	16,033	11,743
Customer deposits	5,504	4,447
Accrued payroll and related costs	15,141	12,063
Accrued expenses and other payables	76,138	59,238
Taxes payable	12,980	15,308
Operating lease liabilities - current portion	—	52
Total current liabilities	541,441	456,482
Long-term liabilities:
Advances payable	—	278
Operating lease liabilities - non-current portion	—	—
Long-term loans	5,691	145
Deferred tax liabilities	3,864	3,885
Long-term taxes payable	—	—

Total liabilities	550,996	460,790
Commitments and Contingencies
Equity
Ordinary share, $0.001 par value - Authorized – 50,000,000 shares, Issued – 32,338,302 shares at December 31, 2025, and Common stock, $0.0001 par value – Authorized –80,000,000 shares, Issued – 32,338,302 shares at December 31, 2024, respectively	32	3
Additional paid-in capital	70,505	69,656
Retained earnings-
Appropriated	13,827	12,180
Unappropriated	331,464	290,273
Accumulated other comprehensive income	(6,726)	(14,780)
Treasury stock – 2,167,600 and 2,167,600 shares at December 31, 2025 and 2024, respectively	(7,763)	(7,763)
Total parent company equity	401,339	349,569
Non-controlling interests	49,363	40,220
Total equity	450,702	389,789
Total liabilities and equity	$1,001,698	$850,579

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF INCOME OR LOSS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Net product sales ($33,528, $48,860 and $47,515 sold to related parties for the years ended December 31, 2025, 2024 and 2023)	$765,736	$650,935	$576,354
Cost of products sold ($34,038, $30,088 and $27,288 purchased from related parties for the years ended December 31, 2025, 2024 and 2023)	620,273	541,751	472,603
Gross profit	145,463	109,184	103,751
Net gain on other sales	3,581	4,303	5,788
Operating expenses:
Selling expenses	20,692	17,855	15,610
General and administrative expenses	29,660	27,728	25,503
Research and development expenses	45,061	27,649	29,181
Total operating expenses	95,413	73,232	70,294
Operating income	53,631	40,255	39,245
Other income, net	7,109	5,776	5,345
Interest expense	(1,702)	(1,813)	(1,021)
Financial income/(expense), net	2,362	(87)	4,666
Income before income tax expenses and equity in earnings of affiliated companies	61,400	44,131	48,235
Less: Income taxes	11,576	5,892	5,137
Add: Equity in earnings of affiliated companies	2,088	(340)	(360)
Net income	51,912	37,899	42,738
Net income attributable to non-controlling interest	9,074	7,897	5,050
Accretion to redemption value of redeemable non-controlling interests	—	(23)	(30)
Net income attributable to parent company’s common shareholders	42,838	29,979	37,658

Net income attributable to parent company’s common shareholders per share -
Basic	$1.42	$0.99	$1.25
Diluted	$1.42	$0.99	$1.25

Weighted average number of common shares outstanding -
Basic	30,170,702	30,184,513	30,185,702
Diluted	30,170,702	30,184,513	30,189,421

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Net income	51,912	37,899	42,738
Other comprehensive income:
Foreign currency translation gain /(loss)	9,200	(7,123)	(5,191)
Comprehensive income	61,112	30,776	37,547
Comprehensive income attributable to non-controlling interest	10,220	7,296	4,704
Accretion to redemption value of redeemable non-controlling interest	—	(23)	(30)
Comprehensive income attributable to parent company	$50,892	$23,457	$32,813

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	2025	2024	2023
Ordinary shares/Common stock (prior to Redomicile Merger)
Balance at January 1, 2025, 2024 and 2023 - 32,338,302, 32,338,302 and 32,338,302 shares, respectively	$3	$3	$3
Recapitalization in connection with Redomicile Merger	29	—	—
Balance at December 31, 2025, 2024 and 2023 - 32,338,302, 32,338,302 and 32,338,302 shares, respectively	$32	$3	$3

Additional Paid-in Capital
Balance at January 1	$69,656	$63,731	$63,731
Change in non-controlling shareholder’s interest in the Brazil Henglong	—	(66)	—
Contribution by the non-controlling interest of Henglong KYB	878	5,991	—
Recapitalization in connection with Redomicile Merger	(29)	—	—
Balance at December 31	$70,505	$69,656	$63,731

Retained Earnings - Appropriated
Balance at January 1	$12,180	$11,851	$11,851
Appropriation of retained earnings	1,647	329	—
Balance at December 31	$13,827	$12,180	$11,851

Unappropriated
Balance at January 1	$290,273	$284,832	$247,174
Net income attributable to parent company	42,838	30,002	37,688
Accretion of redeemable non-controlling interests	—	(23)	(30)
Appropriation of retained earnings	(1,647)	(329)	—
Dividend payables to common shareholders	—	(24,149)	—
Dividend payables to non-controlling interests	—	(60)	—
Balance at December 31	$331,464	$290,273	$284,832

Accumulated Other Comprehensive Loss
Balance at January 1	$(14,780)	$(8,258)	$(3,413)
Net foreign currency translation adjustment attributable to parent company	8,054	(6,522)	(4,845)
Balance at December 31	$(6,726)	$(14,780)	$(8,258)

Treasury Stock
Balance at January 1, 2025, 2024 and 2023 –2,167,600, 2,152,600 and 2,152,600 shares, respectively	$(7,763)	$(7,695)	$(7,695)
Repurchase of common stock in 2025, 2024 and 2023 – nil, 15,000 and nil shares, respectively	—	(68)	—
Balance at December 31, 2025, 2024 and 2023 – 2,167,600, 2,167,600 and 2,152,600 shares, respectively	$(7,763)	$(7,763)	$(7,695)

Total parent company equity	$401,339	$349,569	$344,464

Non-controlling Interest
Balance at January 1	$40,220	$23,345	$15,182
Net foreign currency translation adjustment attributable to non-controlling shareholder	1,146	(601)	(346)
Net income attributable to non-controlling interest	9,074	7,897	5,050
Change in non-controlling shareholder’s interest in the Brazil Henglong	—	66	—
Contribution by non-controlling shareholder of Henglong KYB	(878)	9,513	—
Contribution by non-controlling shareholder of Wuhan Hyoseong	—	—	3,459
Distribution of cash dividends to non-controlling interests	(199)	—	—
Balance at December 31	$49,363	$40,220	$23,345

Total equity	$450,702	$389,789	$367,809

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$51,912	$37,899	$42,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,259	20,224	18,708
Deferred income taxes	(1,444)	(6,036)	(1,319)
(Reversal) of/ allowance for credit losses	(620)	(953)	1,564
Equity in (gain)/loss of affiliates	(2,088)	340	360
Impairment loss on property, plant and equipment	628	886	794
Loss/(gain) on disposal of fixed assets	997	1,300	(3)
(Increase)/decrease in:
Other assets and other non-current assets	474	(7,356)	—
Accounts and notes receivable	(9,615)	(77,692)	(50,699)
Advance payments and others	(1,451)	2,737	(3,881)
Inventories	(9,159)	(1,791)	(1,654)
Other receivables	(516)	138	(556)
Increase/(decrease) in:
Accounts and notes payable	50,068	40,391	22,024
Customer deposits	940	(4,097)	3,091
Accrued payroll and related costs	2,760	956	77
Accrued expenses and other payables	17,458	13,275	(2,667)
Taxes payable	(2,693)	(10,457)	(6,835)
Advances payable	(278)	12	(1,836)
Net cash provided by operating activities	111,632	9,776	19,906

Cash flows from investing activities:
Purchase of short-term investments and long-term time deposits	(32,205)	(77,859)	(68,550)
Proceeds from maturities of short-term investments	38,557	29,442	63,240
Cash received from property, plant and equipment sales	169	20,510	2,790
Cash paid to acquire property, plant and equipment and land use right (including $23,158, $6,343 and $5,336 paid to related parties for the years ended December 31, 2025, 2024 and 2023, respectively)	(37,189)	(43,656)	(18,235)
Cash paid to acquire intangible assets	(3,145)	(804)	(3,445)
Cash received from long-term investment	3,443	316	3,292
Investment under equity method	(1,120)	(5,880)	(7,729)
Net cash used in investing activities	(31,490)	(77,931)	(28,637)

Cash flows from financing activities:
Proceeds from bank loans	35,262	83,357	64,776
Repayment of bank loans and loans	(21,421)	(58,995)	(61,437)
Dividends paid to the common shareholders	(2,190)	(22,433)	—
Dividends paid to non-controlling shareholder	(199)	—	—
Repurchase of common shares	—	(68)	—
Cash received from capital contributions by a non-controlling shareholder	—	15,504	3,459
Net cash provided by financing activities	11,452	17,365	6,798

Cash and cash equivalents affected by foreign currency	863	(2,580)	(1,824)
Net increase/(decrease) in cash, cash equivalents and pledged cash	92,457	(53,370)	(3,757)
Cash, cash equivalents and pledged cash at beginning of year	101,824	155,194	158,951
Cash, cash equivalents and pledged cash at end of year	$194,281	$101,824	$155,194

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year Ended December 31,
	2025	2024	2023
Cash paid for interest	$1,702	$1,792	$1,145
Cash paid for income taxes	$20,454	$18,507	$7,965

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

Non-cash investing activities:

	Year Ended December 31,
	2025	2024	2023
Property, plant and equipment recorded during the year which previously were advance payments	$8,287	$3,595	$2,699
Change in accounts payable for acquiring property, plant and equipment	$448	$3,527	$960

	Year Ended December 31,
	2025	2024	2023
Supplemental disclosure of acquisition of operating lease assets	$—	$—	$278